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June 27, 2005

Mr. Brian R. Cascio
Accounting Branch Chief
Corporation Finance Division
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549-0306

RE:      Brightpoint, Inc. ("the Company")
         Form 10-K for the fiscal year ended December 31, 2004
                And Amendments Number 1 and 2
         Form 10-Q for the fiscal quarter ended March 31, 2005
         File No. 1-12845


Dear Mr. Cascio:

Attached you will find our responses to the staff's comments set forth in your letter dated June 13, 2005. For your convenience, our responses repeat the staff's comments (in bold) and include our response thereunder.

We confirm that we will comply with these comments in all future filings with the United States Securities and Exchange Commission ("Commission").

The Company acknowledges its responsibility for the adequacy and accuracy of the disclosure in the filing. The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States.

We hope that these responses are helpful and if I can be of further assistance in clarification, please feel free to call me on my direct line at (317) 707-2520.


Sincerely,
Brightpoint, Inc.
/s/ Steven E. Fivel
Steven E. Fivel
Executive Vice President, General Counsel and Secretary


Attachment


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AMENDMENT NO. 2 TO FORM 10-K/A FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

Item 9A. Controls and Procedures

1. TELL US MORE DETAILS OF THE CHANGES THAT WERE IMPLEMENTED IN RESPONSE TO THE MATERIAL WEAKNESSES IN INTERNAL CONTROL AND WHY YOU BELIEVE THAT THESE WILL ASSURE PROPER RECOGNITION OF THESE ITEMS.

              The Company has reviewed its processes and control environment, with respect to its operations where the material weaknesses were identified, and has made changes or additions to: the reporting structure for personnel, balance sheet reconciliation procedures, month-end reporting procedures, quarterly reporting procedures and other operating controls. The Company believes that these changes and additions to our processes and procedures will assure proper recognition as a result of the increased visibility and oversight of the items which gave rise to the material weaknesses. An overview of the details of these changes, additions and enhancements are as follows:

FRANCE

             (a.) Change in Reporting Structure for Personnel and Changes in
                  Personnel

                  (i) The former Finance Director of our operations in France has been removed and is no longer employed by Brightpoint France.

                  (ii) An experienced interim Finance Director has been retained by Brightpoint France. The interim Finance Director has the following duties and responsibilities:

                           1. Reviewing existing financial controls and recommending and implementing improvements;
                           2. Documenting all financial department policies & procedures for internal audit review; and
                           3. Assessing the capabilities of the remaining finance function employees

                  ; and

                  (iii) The interim Finance Director of our operations in France now reports directly to the CFO of our Europe division. Previously, the Finance Director of our operations in France reported directly to the Managing Director of Brightpoint France.

             (b.) Balance Sheet Reconciliation

                  The following balance sheet reconciliations will be performed in our operations in France:



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                  (i) The reconciliation process has been enhanced for certain critical balance sheet accounts. Each month it is required that each of these reconciliations be reviewed and approved by the CFO of our Europe division; and

                  (ii) A process is being implemented to ensure that all balance sheet accounts are reconciled after each month-end in preparation for quarter-end reporting.

             (c.) Month-End Reporting

                  (i) Detailed month-end financial reporting checklists have been developed and provide for additional financial reporting and analysis at each month-end;

                  (ii) A process to reconcile and review certain critical balance sheet accounts has been enhanced which involves preparation, reconciliation, review and approval by the Finance Director of our operations in France. In addition, these critical accounts are reviewed and approved by the CFO of the Europe division; and

                  (iii) Third Party Subsidy, Key Performance Indicator and Accrued Income detailed reports have been developed to enable a more complete comparison and review of amounts recorded related to the transaction types that caused the errors. These reports will be prepared monthly and reviewed by the CFO of our Europe division.

             (d.) Quarterly reporting

                  Detailed reconciliations of significant customer and vendor accounts with the respective customer or vendor records will be performed at each quarter-end; and


             (e.) Additional Operating Controls

                  (i) Purchase Orders for products in an amount greater than 50,000 Euros now require the approval of the CFO of our Europe division or the President of our Europe division;

                  (ii) Issuance of certain credit notes to the dealer networks for previously withheld commissions requires the approval of the CFO of our Europe division;

                  (iii) In addition to the Finance Director of our France operations, the CFO of our Europe division has been added as a signatory over all bank accounts; and





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                  (iv) Brightpoint France's detailed records for its business activities are now being reconciled with the applicable customer or vendor records on at least a monthly basis.

         In addition to the enhancements discussed above, additional review procedures will be performed in France by the Company's independent auditors as a part of their June 30, 2005 quarterly review and on a prospective basis as required.

AUSTRALIA

             (a.) Changes in communication of material vendor rebates

                  (i) Written communications with significant vendors relating to rebates, volume bonuses and other incentives are now required to be communicated to the Finance Director of our Australia operations and the CFO of our Asia-Pacific division at the time they are communicated to product sales and operations management; and

                  (ii) Each month, the Finance Director of our Australia operations and the CFO of our Asia-Pacific division have a required meeting with product sales and operations management to discuss all data related to vendor rebates, volume bonuses and other incentives.


In addition to the specific local and regional procedures mentioned above, the Company has undergone the following changes at the Corporate level:

              (i) As reported in the Company's Form 8-K filed on March 15, 2005, Frank Terence, the Company's CFO became disabled and Lisa M. Kelley was appointed Acting CFO. In a Form 8-K filed on June 7, 2005, the Company announced the resignation of Ms. Kelley and the appointment of Anthony W. Boor as the Acting CFO of the Company. The Company also announced the appointment of Gregory L. Wiles as Acting CAO; and

              (ii) As reported in the Company's Form 8-K filed on June 7, 2005, the Company's Board of Directors has established a Finance Committee comprised of no less than two Independent Directors, at least one of whom also serves on the Company's Audit Committee (currently the Chairperson of the Company's Audit Committee serves on the Finance Committee), that will exercise oversight responsibility with regard to certain of the Company's material financial matters. The responsibilities of the Finance Committee include consulting with Company management regarding recruiting, evaluation and training of the global corporate finance team and reviewing and consulting with management regarding the appropriate global corporate finance organization structure.




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RESTATED FINANCIAL STATEMENTS
INDEPENDENT AUDITOR'S REPORT, PAGE A-38

2. SINCE YOU HAVE RESTATED THE FINANCIAL STATEMENTS, PLEASE TELL US WHY THE AUDIT REPORT ON PAGE A-38 DOES NOT MAKE REFERENCE TO THE RESTATEMENT AND THE RELATED FOOTNOTE.

              We note that the audit report on page A-38 states that it is dated "February 1, 2005, except for Note 19, as to which the date is May 5, 2005." Note 19 is the note that describes the restatement. We have discussed this comment with our independent registered public accounting firm, Ernst & Young, LLP, and they have provided us with the following explanation for why there is no specific reference to the restatement in the audit report:

                  The restatement of the Company's financial statements resulted from error corrections that did not involve the incorrect application of accounting principles. Consistent with SAS 1.420/AU 420.15, a correction of an error that resulted from mathematical mistakes, oversight, or misuse of existing facts does not require mention in the auditor's report if no element of accounting principles or practices or their application is included.

3. IN ADDITION, TELL US WHY YOU HAVE NOT LABELED COLUMNS "AS RESTATED" THROUGHOUT THE FILING.

              We will amend our filing to provide "as restated" on all columns that contain financial information that has been restated and which have not already been labeled "as restated."




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